SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                       Amendment No. 3


                     UNIVAR CORPORATION
                      (Name of Issuer)


         COMMON STOCK, par value $0.33 1/3 per share
               (Title of Class of Securities)

                         913353 10 8
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                        (517) 636-5914
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                        July 22, 1996
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                    CUSIP No. 913353 10 8


1)  Name of Reporting Person and its            The Dow Chemical Company
    I.R.S. Identification No.                   I.R.S. Identification No.
                                                38-1285128.


2)  Check the Appropriate Box if a              (a)     [    ]
    Member of a Group                           (b)     [X ]


3)  SEC Use Only


4)  Source of Funds                             WC


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant            [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization        Delaware


Number of       7)  Sole Voting Power           509,370; 1.9%(1)
Shares
Beneficially    8)  Shared Voting Power         0
Owned by
Each            9)  Sole Dispositive Power      509,370; 1.9%(1)
Reporting
Person With    10)  Shared Dispositive Power    0


11) Aggregate Amount Beneficially               509,370; 1.9%(1)
    owned by Each Reporting Person
    as of July 22, 1996

12) Check Box if the Aggregate Amount           [    ]
    in Row (11) Excludes Certain Shares


13) Percent of Class Represented by             1.9%(1)
    Amount in Row (11) as of
    July 22, 1996


14) Type of Reporting Person                    CO

(1) Dow has granted the Issuer a put, and the Issuer has granted Dow a call, for up to 101,874 shares of nonvoting Series A Junior Participating Convertible Preferred Stock of the Issuer which is convertible by Dow into 509,370 shares of Common Stock of the Issuer.

This Schedule 13D relates to the Common Stock, $0.33 1/3 par value per share (the "Common Stock"), of Univar Corporation, a Delaware corporation ("Univar"), owned by The Dow Chemical
Company, a Delaware corporation ("Dow").

Amendment No. 3 to this Schedule 13D is being filed to reflect that on July 22, 1996, a subsidiary of Koninklijke
Pakhoed N.V. ("Pakhoed") purchased from Dow all shares of Common Stock of Univar owned by Dow at a price of $19.45 in cash per share pursuant to a Shareholder Agreement, dated as of May 31, 1996. On July 22, 1996, Dow tendered to a subsidiary of Pakhoed 3,900,000 shares of Common Stock of Univar.

Item 4.  Purpose of Transaction

(a) Pursuant to a Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed, Dow agreed to tender all 3,900,000 shares of Univar Common Stock owned by Dow to a subsidiary of Pakhoed at a price of at least $19.45 per share. On July 22, 1996, Dow sold all 3,900,000 shares to a subsidiary of Pakhoed at a price of $19.45 per share. Dow further agreed, at Pakhoed's request, to exercise Dow's option to purchase 101,874 shares of Series A Preferred Participating Convertible Preferred Shares of Univar, convert such preferred shares to Univar Common Stock, and tender all such Common Stock to a subsidiary of Pakhoed for purchase at a price of at least $19.45 per share. If Pakhoed does not so request, Pakhoed will cause Univar to pay Dow the difference between the aggregate exercise price of the option and the aggregate price that would have been paid in the tender offer for the Univar Common Stock that would have been issued upon conversion of the preferred shares to Common Stock.

(b)-(j)   Not applicable.



Item 5.  Interest in Securities of the Issuer

(a)-(b)   Not applicable.

(c) Pursuant to a Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed, Dow agreed to tender all 3,900,000 shares of Univar Common Stock owned by Dow to a subsidiary of Pakhoed at a price of at least $19.45 per share. On July 22, 1996, Dow sold all 3,900,000 shares to a subsidiary of Pakhoed at a price of $19.45 per share. Dow further agreed, at Pakhoed's request, to exercise Dow's option to purchase 101,874 shares of Series A Preferred Participating Convertible Preferred Shares of Univar, convert such preferred shares to Univar Common Stock, and tender all such Common Stock to a subsidiary of Pakhoed for purchase at a price of at least $19.45 per share. If Pakhoed does not so request, Pakhoed will cause Univar to pay Dow the difference between the aggregate exercise price of the option and the aggregate price that would have been paid in the tender offer for the Univar Common Stock that would have been issued upon conversion of the preferred shares to Common Stock.

(d)  Not applicable.

(e) As of July 22, 1996, Dow ceased to be the holder of more than 5% of the Common Stock of the Issuer.




Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

     Pursuant to a Shareholder Agreement, dated May 31, 1996, by Dow in favor of Pakhoed, Dow agreed to tender all 3,900,000 shares of Univar Common Stock owned by Dow to a subsidiary of Pakhoed at a price of at least $19.45 per share. On July 22, 1996, Dow sold all 3,900,000 shares to a subsidiary of Pakhoed at a price of $19.45 per share. Dow further agreed, at Pakhoed's request, to exercise Dow's option to purchase 101,874 shares of Series A Preferred Participating Convertible Preferred Shares of Univar, convert such preferred shares to Univar Common Stock, and tender all such Common Stock to a subsidiary of Pakhoed for purchase at a price of at least $19.45 per share. If Pakhoed does not so request, Pakhoed will cause Univar to pay Dow the difference between the aggregate exercise price of the option and the aggregate price that would have been paid in the tender offer for the Univar Common Stock that would have been issued upon conversion of the preferred shares to Common Stock.



                          SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 26, 1996              THE DOW CHEMICAL COMPANY


                                   By:       /s/
                                   Name:     J. Pedro Reinhard
                                   Title:    Financial Vice President and
                                             Chief Financial Officer